Exhibit 11
Pinnacle Entertainment, Inc.
Computation of Earnings Per Share

	For the three months ended September 30,
	Basic		Diluted (a)
	2009	2008	2009	2008
	(in thousands, except per share data)
Average number of common shares outstanding	60,070	59,972	60,070	59,972
Average common shares due to assumed conversion of stock options	—	—	—	—

Total shares	60,070	59,972	60,070	59,972

Loss from continuing operations	$(21,680)	$(8,283)	$(21,680)	$(8,283)
Loss from discontinued operations, net of income taxes	(241)	(3,561)	(241)	(3,561)

Net loss	$(21,921)	$(11,844)	$(21,921)	$(11,844)

Per share data:
Loss from continuing operations	$(0.36)	$(0.14)	$(0.36)	$(0.14)
Loss from discontinued operations, net of income taxes	(0.01)	(0.06)	(0.01)	(0.06)

Net loss per share	$(0.37)	$(0.20)	$(0.37)	$(0.20)

	For the nine months ended September 30,
	Basic		Diluted (a)
	2009	2008	2009	2008
	(in thousands, except per share data)
Average number of common shares outstanding	60,048	59,961	60,048	59,961
Average common shares due to assumed conversion of stock options	—	—	—	—

Total shares	60,048	59,961	60,048	59,961

Loss from continuing operations	$(15,504)	$(72,414)	$(15,504)	$(72,414)
Income (loss) from discontinued operations, net of income taxes	(778)	47,514	(778)	47,514

Net loss	$(16,282)	$(24,900)	$(16,282)	$(24,900)

Per share data:
Loss from continuing operations	$(0.26)	$(1.21)	$(0.26)	$(1.21)
Income (loss) from discontinued operations, net of income taxes	(0.01)	0.79	(0.01)	0.79

Net loss per share	$(0.27)	$(0.42)	$(0.27)	$(0.42)

(a)	When the computed diluted values are antidilutive, the basic per share values are presented on the face of the Condensed Consolidated Statements of Operations (Unaudited).